Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

April 6, 2006

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Nomura Home Equity Loan, Inc.
Registration Statement on Form S-3
Filed February 28, 2006
File No. 333-132109

Dear Mr. Stickel:

We have received and reviewed your comment letter dated March 23, 2006 to our Registration Statement on Form S-3 of February 28, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Nomura Home Equity Loan, Inc.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 2.

Registration Statement on Form S-3:

General

Comment:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period from January 1, 2005 through January 30, 2006. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

The Registrant has one affiliate with respect to asset-backed securities involving the same asset class, Nomura Asset Acceptance Corporation, CIK Number: 0000888874.

Comment:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100 (f) of Regulation AB.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 3.

Comment:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Comment:

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonable available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonable contemplated to be included in an actual takedown.

Response:

We confirm that each takedown off of this shelf will only involve those assets, structural features, credit enhancement or other features described in the base prospectus.

Comment:

5.
Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates is not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on page S-94 of the prospectus supplement for certificates and pages 23 and 33 of the prospectus supplement for notes.

Response:

We have made these changes.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 4.

Prospectus Supplement - Certificates

General

Comment:

6.
Please note that all page references under this section are to the Prospectus Supplement for Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to both prospectus supplements.

Response:

We confirm that we will make revisions to both prospectus supplements, as necessary.

Cover Page

Comment:

7.	Please identify the asset types being securitized per Item 1102(c) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

8.	Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 5.

Table of contents, page iii

Comment:

9.	Please revise the table of contents for the base prospectus such that the page numbers correspond correctly with the page numbering of the base prospectus.

Response:

We have made this change.

Summary, page 1

Comment:

10.
Please identify, in a appropriate section in the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Response:

We have inserted a placeholder for inclusion of the necessary disclosure.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 6.

Conveyance of Subsequent Mortgage Loans, page S-39

Comment:

11.
Please revise the bracketed placeholders to show that you will disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

12.
Please confirm that you will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during the prefunding period. Refer to Items 1111(g)(6) and (7) of Regulation AB.

Response:

We confirm that we will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during the prefunding period.

The Cap Agreement and the Cap Provider, page S-72

Comment:

13.	Please confirm that you will provide financial information required by Item 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more.

Response:

We confirm that will provide the required financial information if the aggregate significance percentage is 10% or more.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 7.

Use of Proceeds, page 112

Comment:

14.
Please expand your disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Prospectus Supplement - Notes

Summary of Terms, page 7

Comment:

15.	Please clearly identify the participants in the transaction and their respective roles per Item 1103(a)(1) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Base Prospectus

Description of the Trust Funds, page 27

Mortgage Securities, page 41

Comment:

16.
We note that you may include Mortgage Securities, including pass-through certificates, participation certificates, and collateralized mortgage obligations. Please tell us your intention regarding the registration of those underlying securities. Refer to Rule 190(b) of the Securities Act.

Response:

We have updated our disclosure in response to this comment.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 8.

Comment:

17.
Furthermore, we note your statement at the top of page 42 that the issuer of the Mortgage Securities may be an affiliate of the depositor. Please reconcile that with the requirements of Rule 190(a)(2) of the Securities Act.

Response:

We have updated our disclosure in response to this comment.

Description of the Securities, page 52

Revolving Period, page 63

18.	Please include a bracketed placeholder in the prospectus supplements to show that you will provide the disclosures required by Item 1111(g) if a revolving period is used.

Response:

We have included a placeholder in response to this comment.

Optional Purchase, page 69

Comment:

19.
We note from your disclosure that an optional purchase of mortgage loans may be made available to the depositor, the servicer or “any other party specified in the prospectus supplement.” If it may be redeemable by the holder of the security, please provide us with your analysis regarding this under Rule 3a-7 of the Investment Company Act.

Response:

The optional purchase would not be a right of a holder of an offered class. We have revised the base prospectus to make this clear. Because this optional purchase is not a right of an offered certificateholder or noteholder or a feature of any offered class, the optional purchase does not make any of class of offered certificates or notes a redeemable security.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 9.

Description of Credit Support, page 102

Comment:

20.
Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

Response:

We have included a placeholder in response to this comment.

General, page 102

Comment:

21.
Please revise to specify what you mean by your reference “other method of credit support described in the prospectus supplement.” The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in the prospectus supplement.

Response:

We have deleted this phrase.

Subordination, page 102

Comment:

22.	Please revise the last paragraph of this section on page 103 to specify all structural features and material terms in the base prospectus.

Response:

We have deleted this paragraph.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 10.

Additional Information, page 172

Comment:

23.	Please revise the third paragraph on page 173 to reflect that current reports will be filed on Form 8-K and not Form 80K.

Response:

We have made this change.

Nomura Home Equity Loan, Inc.
April 6, 2006	Page 11.

Please contact Timothy Crowley at (212) 912-7494 or the undersigned at (212) 912-7420 with any other questions.

Sincerely,
Serena M. Mentor